SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CHUY’S HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

171604101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 171604101

1.	NAMES OF REPORTING PERSONS Stephens Investment Management Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 629,922
	7.	SOLE DISPOSITIVE POWER 1,292,947
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,947
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12.	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

CUSIP NO. 171604101

1.	NAMES OF REPORTING PERSONS Stephens Investments Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 629,922
	7.	SOLE DISPOSITIVE POWER 1,292,947
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,947
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12.	TYPE OF REPORTING PERSON HC, OO

SCHEDULE 13G

CUSIP NO. 171604101

1.	NAMES OF REPORTING PERSONS Stephens Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 35,218
	7.	SOLE DISPOSITIVE POWER 35,273
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,273
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12.	TYPE OF REPORTING PERSON IA, BD

SCHEDULE 13G

CUSIP NO. 171604101

1.	NAMES OF REPORTING PERSONS Warren A. Stephens
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 665,140
	7.	SOLE DISPOSITIVE POWER 1,328,220
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,220
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12.	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 171604101

Item 1.

(a)	Name of Issuer: Chuy’s Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1623 Toomey Rd., Austin, Texas 78704

Item 2.

(a)	Name of Person Filing:

(1)	Stephens Investment Management Group, LLC

(2)	Stephens Investments Holdings LLC

(3)	Stephens Inc.

(4)	Warren A. Stephens

(b)	Address of Principal Business Office or, if none, Residence

(1)	through (4)

111	Center Street, Little Rock, Arkansas 72201

(c)	Citizenship:

(1) and (2) Arkansas limited liability company

(3) Arkansas corporation

(4) United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number: 171604101

Item 3.	Stephens Investment Management Group, LLC and Stephens Inc. are investment advisers in accordance with Rule 13d-1(b)(1)(ii)(E). Stephens Inc. is also a broker or dealer registered under Section 15 of the Act. Stephens Investments Holdings LLC and Warren A. Stephens are a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5 – 11 on cover pages 2, 3, 4, and 5 of this schedule.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Common Stock reported on this schedule. None of such interests relate to more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
Date

Stephens Investment Management Group, LLC

By:	/s/ David Prince
David Prince
General Counsel

Stephens Inc.

By:	/s/ Warren A. Stephens
Warren A. Stephens
President

Stephens Investments Holdings LLC

By:	/s/ Warren A. Stephens
Warren A. Stephens
President and Manager

/s/ Warren A. Stephens
Warren A. Stephens